PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number: 2703	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Notes Linked to 6-Month U.S. Dollar LIBOR

due April 5, 2022

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who wish to receive current income in the form of quarterly interest, where, except for the four initial quarterly interest periods, the amount of such interest depends on the number of business days on which 6-month U.S. Dollar LIBOR is within the range described below.

•	The range is:

•	greater than or equal to 0.00%; and

•	less than or equal to 7.00%.

•	100% principal protection on the maturity date or date of early redemption.

•	For any quarter for which interest shall be payable on the Notes, we will pay such interest on the 5th day of January, April, July and October, beginning in July 2007.

•	During the four initial quarterly interest periods, interest on the $1,000 principal amount per unit of the Notes will accrue at 7.00% per annum.

•

During each subsequent quarterly interest period beginning on April 5, 2008, interest on the $1,000 principal amount per unit of the Notes will accrue at 7.00% per annum multiplied by the accrual feature.

•

The accrual feature will equal the number of business days during the applicable quarterly interest period in which 6-month U.S. Dollar LIBOR is within the range, divided by the number of business days during such quarterly interest period, provided that 6-month U.S. Dollar LIBOR on the seventh business day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven business days prior to the end of such quarterly interest period.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. 59018YB91.

•	The settlement date for the Notes is expected to be April 5, 2007.

Payment on the maturity date:

•

Unless earlier redeemed, for each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.

Early redemption:

•

The Notes may be redeemed by us on any quarterly interest payment date on or after April 5, 2008 upon five business days’ notice to the trustee. In the event we redeem the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount plus any accrued and unpaid interest to but excluding the date of redemption.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-6 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$1,000	$30,000,000
Underwriting discount	$20	$600,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc. .	$980	$29,400,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is April 2, 2007.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-9
UNITED STATES FEDERAL INCOME TAXATION	PS-12
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS AND HEDGING	PS-18
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
EXPERTS	PS-18
INDEX OF CERTAIN DEFINED TERMS	PS-19

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Notes Linked to 6-Month U.S. Dollar LIBOR due April 5, 2022 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on April 5, 2022, unless redeemed by us at an earlier date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

Unless earlier redeemed, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including the original date of issuance of the Notes or from the most recent Interest Payment Date (as defined below) for which interest, if any, has been paid or provided for, to but excluding the maturity date or the Early Redemption Date (as defined herein).

“Interest Payment Dates” for the Notes will be the 5th day of January, April, July and October of each year, commencing in July 2007, and will include the maturity date or the Early Redemption Date, as applicable.

From and including April 5, 2007 to but excluding April 5, 2008, interest on the Notes will accrue at 7.00% per annum.

During each subsequent quarterly interest period which begins on and including April 5, 2008, interest will accrue at 7.00% per annum multiplied by the Accrual Feature.

The “Accrual Feature” will equal the number of Business Days (as defined herein) during the applicable quarterly interest period on which 6-month U.S. Dollar LIBOR is within the Range, divided by the number of Business Days during such quarterly interest period, provided that 6-month U.S. Dollar LIBOR on the seventh Business Day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven Business Days prior to the end of such quarterly interest period.

The “Range” is:

(i)	greater than or equal to 0.00%; and

(ii)	less than or equal to 7.00%.

“6-month U.S. Dollar LIBOR” is the 6-month London Inter-Bank Offer Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the respective Business Day.

Each interest period (other than the initial interest period of the original date of issuance of the Notes to July 5, 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or Early Redemption Date, as the case may be.

If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

How has 6-month U.S. Dollar LIBOR performed historically?

We have included a table and a graph showing the historical month-end levels of 6-month U.S. Dollar LIBOR from January 1995 to March 2007, in the section entitled “Description of the Notes—6-month U.S. Dollar LIBOR”. We have provided this historical information to help you evaluate the behavior of 6-month U.S. Dollar LIBOR in various economic environments; however, past behavior of 6-month U.S. Dollar LIBOR is not necessarily indicative of how 6-month U.S. Dollar LIBOR will perform in the future.

How does the early redemption feature work?

The Notes may be redeemed by us on any Interest Payment Date on or after April 5, 2008 upon five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice. In the event we redeem the Notes prior to the stated maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount, plus any accrued and unpaid interest to but excluding the Early Redemption Date.

For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption at the Option of ML&Co.” in this pricing supplement.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal 5.55% per annum, compounded quarterly. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of 6-month U.S. Dollar LIBOR, and the expectations of the number of days on which 6-month U.S. Dollar LIBOR is within the Range. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in 6-month U.S. Dollar LIBOR and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment after the first four quarters

The interest payable on the Notes during any quarterly interest period, except for the four initial quarterly periods, will depend on the number of days on which 6-month U.S. Dollar LIBOR is within the Range. As a result, the possibility exists that you could receive little or no payment of interest on one or more of the Interest Payment Dates (except for the four initial Interest Payment Dates) during the term of the Notes. If 6-month U.S. Dollar LIBOR is constantly outside the Range over the term of the Notes, your return on the Notes would be limited to the principal amount of the Notes plus the four initial quarterly fixed interest payments. Even if 6-month U.S. Dollar LIBOR is constantly within the Range over the term of the Notes, your return on the Notes will not exceed 7.00% per annum, payable quarterly.

Historically, 6-month U.S. Dollar LIBOR has at times been outside the Range. If 6-month U.S. Dollar LIBOR is outside the Range on a certain date, then there would be no accrual of interest on such date. We have no control over a number of matters, including economic, financial and political events, that may affect whether 6-month U.S. Dollar LIBOR is within or outside the Range. In recent years, the level of 6-month U.S. Dollar LIBOR has been variable and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

The Notes are subject to early redemption

We may redeem all of the Notes on any quarterly Interest Payment Date on or after April 5, 2008 upon five Business Days’ notice to the trustee. (You should expect to receive less than five Business Days’ notice.) In the event that we redeem the Notes prior to the stated maturity date, you will receive only the $1,000 for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. In the case of an early redemption, you will not benefit from the fact that 6-month U.S. Dollar LIBOR stays within the Range after the Early Redemption Date and prior to the original stated maturity date. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes, and more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. The price at which you could sell the Notes is also expected to be affected by our option to call all of the Notes on any quarterly Interest Payment Date on or after April 5, 2008 upon five Business Days’ notice to the trustee, which would effectively limit any returns a purchaser would otherwise realize in the absence of the call provision. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of 6-month U.S. Dollar LIBOR and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of 6-month U.S. Dollar LIBOR is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the number of days on which 6-month U.S. Dollar LIBOR is within the Range and the future expectations of the number of days on which 6-month U.S. Dollar LIBOR is within the Range. In general, the value of the Notes will increase when 6-month U.S. Dollar LIBOR stays within the Range.

Changes in the volatility of 6-month U.S. Dollar LIBOR are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of 6-month U.S. Dollar LIBOR increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected affect the trading value of the Notes. We expect that the changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the number of days on which 6-month U.S. Dollar LIBOR is within the Range over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

MLCS, our subsidiary, is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of 6-month U.S. Dollar LIBOR. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on April 5, 2022. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YB91.

We may redeem the Notes prior to the maturity date at the times described below. The Notes will not be subject to repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date (unless earlier redeemed), for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000, plus any accrued and unpaid interest.

Interest

Interest will accrue from and including the original date of issuance of the Notes, for the initial interest period, or the most recent Interest Payment Date, to but excluding the 5th day of January, April, July and October of each year, commencing in July 2007, or the maturity date (or the Early Redemption Date) (each an “Interest Payment Date”). During the four initial quarterly interest periods, interest on the Notes will accrue at 7.00% per annum. During the quarterly interest period beginning on April 5, 2008 and during each quarterly interest period thereafter, interest will accrue on the Notes at 7.00% per annum multiplied by the Accrual Feature.

The “Accrual Feature” will equal the number of Business Days during the applicable quarterly interest period on which 6-month U.S. Dollar LIBOR is within the Range, divided by the number of Business Days during such quarterly interest period, provided that 6-month U.S. Dollar LIBOR on the seventh Business Day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven Business Days prior to the end of such quarterly interest period.

The “Range” is:

(i)	greater than or equal to 0.00%; and

(ii)	less than or equal to 7.00%.

“6-month U.S. Dollar LIBOR” is the 6-month London Inter-Bank Offer Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the respective Business Day.

If 6-month U.S. Dollar LIBOR is not quoted on Reuters page LIBOR01, or any page substituted therefor, then 6-month U.S. Dollar LIBOR will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks, which may include affiliates of the agent, in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6-month maturity, commencing on the relevant date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such relevant date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If fewer than two offered quotations are provided as requested, then 6-month U.S. Dollar LIBOR for the relevant date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in New York City, on the such relevant date by three major banks, which may include affiliates of the agent, in New York City selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a 6-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If no quotations are available, then 6-month U.S. Dollar LIBOR will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 A.M., New York City time, on the relevant date.

Each interest period (other than the initial interest period from and including the original date of issuance of the Notes to but excluding July 5, 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or Early Redemption Date, as the case may be.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

6-month U.S. Dollar LIBOR

The following table and graph sets forth the historical month-end levels of 6-month U.S. Dollar LIBOR from January 1995 to March 2007. This data is not intended to be indicative of the future performance of 6-month U.S. Dollar LIBOR or what the value of the Notes may be. Any historical upward or downward trend in 6-month U.S. Dollar LIBOR during any period set forth below is not an indication that 6-month U.S. Dollar LIBOR is more or less likely to increase or decrease in value at any time over the term of the Notes.*

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Jan.	6.69	5.27	5.69	5.63	4.97	6.29	5.26	2.03	1.35	1.21	2.96	4.81	5.40
Feb.	6.44	5.30	5.69	5.70	5.13	6.33	4.91	2.03	1.34	1.17	3.16	4.99	5.33
Mar.	6.50	5.50	5.94	5.75	5.06	6.53	4.71	2.33	1.23	1.16	3.40	5.14	5.33
Apr.	6.38	5.56	6.00	5.81	5.04	6.73	4.30	2.12	1.29	1.38	3.41	5.22
May	6.00	5.63	6.00	5.75	5.25	7.11	3.98	2.08	1.21	1.58	3.54	5.33
Jun.	6.00	5.79	5.91	5.78	5.65	7.00	3.91	1.96	1.12	1.94	3.71	5.59
Jul.	5.88	5.88	5.80	5.75	5.71	6.89	3.69	1.87	1.15	1.98	3.92	5.51
Aug.	5.91	5.77	5.84	5.59	5.92	6.83	3.45	1.80	1.20	1.99	4.06	5.43
Sept.	5.95	5.73	5.84	5.25	5.96	6.76	2.52	1.71	1.18	2.20	4.23	5.37
Oct.	5.88	5.57	5.79	4.98	6.12	6.72	2.15	1.60	1.23	2.31	4.47	5.39
Nov.	5.69	5.54	5.91	5.15	6.06	6.64	2.03	1.47	1.26	2.64	4.60	5.35
Dec.	5.51	5.60	5.84	5.07	6.13	6.20	1.98	1.38	1.22	2.78	4.70	5.37

*	Investors in the Notes may not realize a return consistent with the historical data presented even if equally favorable historical levels continue during the term of the Notes, since the Notes are callable. See “Risk Factors—The Notes are subject to early redemption” above.

Early Redemption at the Option of ML&Co.

ML&Co., in its sole discretion, may redeem the Notes, in whole but not in part, on any quarterly Interest Payment Date beginning on April 5, 2008, to but excluding the maturity date (the date on which the early redemption, if any, occurs being the “Early Redemption Date”) by giving notice to the trustee at least five scheduled Business Days prior to the Early Redemption Date. The holder of the Notes should expect to receive less than five Business Days’ notice. The notice to the trustee will specify the Early Redemption Date. The trustee will provide notice of the early redemption election to the registered holders of the Notes, specifying the Early Redemption Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive notice of the early redemption. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the early redemption option will be forwarded as more fully described in the accompanying general prospectus supplement under “Description of Debt Securities—Depositary”.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the “CPDI regulations”). Moreover, pursuant to the terms of the Notes, we and you will agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Note.

The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule of projected payments must produce the comparable yield. Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of estimates of the quarterly interest payments on the Notes and a payment on the maturity date of the principal amount thereof (together with the final scheduled quarterly interest payment). In addition, ML&Co. has determined that the comparable yield for the Notes is 5.55%, compounded quarterly. Neither the schedule of projected payments nor the comparable yield are an estimate of what the actual yield or the actual amounts payable on the Notes will be. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

The following table sets forth the schedule of projected payments for the Notes (including the projected (i.e., estimated) quarterly interest payments on the Notes) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes. As previously mentioned, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes (i.e., the projected payment schedule) consist of estimates of the quarterly interest payments on the Notes and a payment on the maturity date of the principal amount thereof (together with the final scheduled quarterly interest payment).

Quarterly Interest Period	Projected quarterly interest payments on the Notes and repayment of $1,000 principal amount per unit of the Notes on the maturity date (per $1,000 principal amount per unit of the Notes)
April 5, 2007 through July 5, 2007	$17.69
July 6, 2007 through October 5, 2007	$17.69
October 6, 2007 through January 5, 2008	$17.69
January 6, 2008 through April 5, 2008	$17.50
April 6, 2008 through July 5, 2008	$13.62
July 6, 2008 through October 5, 2008	$13.77
October 6, 2008 through January 5, 2009	$13.77
January 6, 2009 through April 5, 2009	$13.46
April 6, 2009 through July 5, 2009	$13.62
July 6, 2009 through October 5, 2009	$13.77
October 6, 2009 through January 5, 2010	$13.77
January 6, 2010 through April 5, 2010	$13.46
April 6, 2010 through July 5, 2010	$13.62
July 6, 2010 through October 5, 2010	$13.77
October 6, 2010 through January 5, 2011	$13.77
January 6, 2011 through April 5, 2011	$13.46
April 6, 2011 through July 5, 2011	$13.62

July 6, 2011 through October 5, 2011	$13.77
October 6, 2011 through January 5, 2012	$13.77
January 6, 2012 through April 5, 2012	$13.62
April 6, 2012 through July 5, 2012	$13.62
July 6, 2012 through October 5, 2012	$13.77
October 6, 2012 through January 5, 2013	$13.77
January 6, 2013 through April 5, 2013	$13.46
April 6, 2013 through July 5, 2013	$13.62
July 6, 2013 through October 5, 2013	$13.77
October 6, 2013 through January 5, 2014	$13.77
January 6, 2014 through April 5, 2014	$13.46
April 6, 2014 through July 5, 2014	$13.62
July 6, 2014 through October 5, 2014	$13.77
October 6, 2014 through January 5, 2015	$13.77
January 6, 2015 through April 5, 2015	$13.46
April 6, 2015 through July 5, 2015	$13.62
July 6, 2015 through October 5, 2015	$13.77
October 6, 2015 through January 5, 2016	$13.77
January 6, 2016 through April 5, 2016	$13.62
April 6, 2016 through July 5, 2016	$13.62
July 6, 2016 through October 5, 2016	$13.77
October 6, 2016 through January 5, 2017	$13.77
January 6, 2017 through April 5, 2017	$13.46
April 6, 2017 through July 5, 2017	$13.62
July 6, 2017 through October 5, 2017	$13.77
October 6, 2017 through January 5, 2018	$13.77
January 6, 2018 through April 5, 2018	$13.46
April 6, 2018 through July 5, 2018	$13.62
July 6, 2018 through October 5, 2018	$13.77
October 6, 2018 through January 5, 2019	$13.77
January 6, 2019 through April 5, 2019	$13.46
April 6, 2019 through July 5, 2019	$13.62
July 6, 2019 through October 5, 2019	$13.77
October 6, 2019 through January 5, 2020	$13.77
January 6, 2020 through April 5, 2020	$13.62
April 6, 2020 through July 5, 2020	$13.62
July 6, 2020 through October 5, 2020	$13.77
October 6, 2020 through January 5, 2021	$13.77
January 6, 2021 through April 5, 2021	$13.46
April 6, 2021 through July 5, 2021	$13.62
July 6, 2021 through October 5, 2021	$13.77
October 6, 2021 through January 5, 2022	$13.77
January 6, 2022 through April 5, 2022	$13.46
April 5, 2022	$1,000.00

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less that the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Accrual Feature	PS-3
Business Day	PS-10
Calculation Agent	PS-5
Early Redemption Date	PS-11
Interest Payment Date	PS-3
Notes	PS-1
Range	PS-3

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Notes Linked to 6-Month U.S. Dollar LIBOR

due April 5, 2022

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

April 2, 2007